EXHIBIT 99.1
RISK FACTORS

         Each of the factors set forth below could, directly or indirectly, affect the Company's results of operations and financial condition. Capitalized terms that are not defined herein shall have the meaning ascribed in the Annual Report on Form 10-K of the Company to which this Exhibit relates.

CHANGING NATURE OF RISKS; NO ASSURANCES AS TO CONSISTENCY OF EARNINGS

         CHANGING NATURE OF RISKS. The Company's corporate strategy emphasizes the identification, development and management of specialized businesses which the Company believes are not accurately evaluated and priced by the marketplace due to market, economic and competitive conditions. This strategy can result in the entry into or development of businesses and investment in assets which produce substantial initial returns, which may be followed by an exit from any of those businesses or the sale of those assets if, for example, results decrease because markets become more efficient in the evaluation and pricing of such businesses and assets. For example, in recent years, the Company's efforts have focused on lending, the acquisition and resolution of discounted loans, and investment in various types of mortgage- related securities. However, on October 26, 1998, the Company announced that it would refocus its resources on its core competencies, namely the acquisition and management of servicing-intensive assets and the development of exportable loan serving technology for the mortgage and real estate industries. Given that this strategy involves the potential of entering and exiting different businesses, past financial performance may not be considered a reliable indicator of future performance and historical trends may not be reliable indicators of anticipated results or trends in future periods. In addition, there can be no assurance that the Company will be able to accomplish its strategic objectives as a result of changes in the nature of the Company's operations over time or that such changes will not have a material adverse effect from time to time or generally on the Company's business, financial condition or results of operations.

         INCONSISTENCY OF RESULTS AND NON-RECURRING ITEMS. In addition to inconsistency in results caused by the entry or exit of businesses by the
Company, the consistency of the operating results of the Company has and may continue to be significantly affected by inter-period variations in its current operations, including in respect of (i) the amount of assets acquired, particularly discounted loans; (ii) the amount of resolutions of discounted loans, particularly large multi-family residential and commercial real estate loans; (iii) the amount of multi-family residential and commercial real estate loans which mature or are prepaid, particularly loans with terms pursuant to which the Company participates in the profits of the underlying real estate; and
(iv) sales by the Company of loans and/or securities acquired from the Company's securitization of loans. In addition, the Company's operating results have been significantly affected by certain non-recurring items. For example, the Company has earned significant non-interest income from gains on sales of interest-earning assets and real estate owned. Gains on sales of interest-earning assets and real estate owned generally are dependent on various factors which are not within the control of the Company, including market and economic conditions and accounting regulations. In addition, during 1998, the Company took charges related to its portfolio of AAA-rated agency interest-only ("IO") strips, residual and subordinate securities available for sale, curtailment of its domestic operations and investments in OAC and OPLP. There can be no assurance that the level of gains on sales of interest-earning assets and real estate owned reported by the Company in prior periods will be repeated in future periods or that there will not be substantial inter-period variations in the results from such activities or as a result of other non-recurring items.

RISKS RELATED TO NON-TRADITIONAL OPERATING ACTIVITIES

               As  discussed  below,  the  Company  is  engaged  in a variety of businesses which generally involve more uncertainties and risks than the single-family residential lending activities historically emphasized by savings institutions. In addition, many of the Company's business activities, including its lending activities, are conducted on a nationwide basis, which reduces the risks associated with concentration in any one particular market area but involves other risks because, among other things, the Company may not be as familiar with market conditions and other relevant factors as it would be in the case of activities which are conducted in the market areas in which its executive offices and branch office are located.

               DISCOUNTED LOAN ACQUISITION AND RESOLUTION ACTIVITIES. The Company's lending activities include the acquisition and resolution of non-performing or underperforming single-family (one to four units) residential loans, multi-family (over four units) residential loans and commercial real estate loans which are purchased at a discount. Non-performing and subperforming mortgage loans may presently be in default or may have a greater than normal risk of future defaults and delinquencies, as compared to newly-originated, high-quality loans of comparable type, size and geographic concentration. Returns on an investment of this type depend on the borrower's ability to make required payments or, in the event of default, the ability of the loan's servicer to foreclose and liquidate the mortgage loan. There can be no assurance that the servicer can liquidate a defaulted mortgage loan successfully or in a timely fashion.

               The Company acquires discounted loans from governmental agencies, which in the early years of the program consisted primarily of the Federal Deposit Insurance Corporation (the "FDIC") and the Resolution Trust Corporation, a federal agency formed to resolve failed savings institutions which has since ceased operations, and in recent years has consisted primarily of the U.S. Department of Housing and Urban Development. In addition to governmental agencies, the Company acquires discounted loans from various private sector sellers, such as banks, savings institutions, mortgage companies and insurance companies. Although the Company believes that a permanent market for the acquisition of non-performing and underperforming mortgage loans at a discount has emerged in recent years, there can be no assurance that the Company will be able to acquire the desired amount and type of discounted loans in future periods or that there will not be significant inter-period variations in the amount of such acquisitions. There also can be no assurance that the discount on the non-performing and underperforming loans acquired by the Company will enable the Company to resolve discounted loans in the future as profitably as in prior periods. Adverse changes in national economic conditions or in the economic conditions in regions in which the Company acquires pools of loans could impair its ability to resolve successfully loans and could have an adverse effect on the value of those loan pools. The yield on the Company's discounted portfolio also is subject to significant inter-period variations as a result of the timing of resolutions of discounted loans, particularly multi-family residential and commercial real estate loans and non-performing single-family residential loans, interest on which is recognized on a cash basis, and the mix of the overall portfolio between performing and non-performing loans. In addition, the volume of discounted loans acquired by the Company may vary over time, thereby affecting results of operations in future periods as the quantity of loans resolved in any one time period may be affected.

               MULTI-FAMILY RESIDENTIAL, COMMERCIAL REAL ESTATE AND CONSTRUCTION LENDING ACTIVITIES. The Company's lending activities currently include (though to a lesser extent than in previous years) nationwide loans secured by existing commercial real estate, particularly hotels and office buildings, and existing multi-family residential real estate. In addition, from time to time the Company originates loans for the construction of multi-family residential real estate and land acquisition and development loans (again, to a lesser extent than in previous years). Multi-family residential real estate, commercial real estate and construction lending generally are considered to involve a higher degree of risk than single-family residential lending due to a variety of factors, including generally larger loan balances, the dependency on successful completion or operation of the project for repayment, the difficulties in estimating construction costs and loan terms which often require little or no amortization of the loan over its term (typically five years) and, instead, provide for a balloon payment at stated maturity. Furthermore, mezzanine loans, which are subordinate to senior loans, and construction loans generally have higher loan-to-value ratios than conventional loans. Although the Company's borrowers generally have an equity investment of 10% to 15% of total project costs, such equity may not be sufficient to protect the Company's investment in these higher-yielding loans. There can be no assurance that any multi-family residential, commercial real estate and construction lending activities engaged in by the Company risks also related to loans already made will not be adversely affected by these and the other risks related to such activities.

               SUB-PRIME FAMILY RESIDENTIAL  LENDING  ACTIVITIES.  The Company's
         lending activities also continue to include the origination or purchase on a nationwide basis of single-family residential loans made to borrowers who have significant equity in the properties which secure the loans but who, because of prior credit problems, the absence of a credit history or other factors, are unable or unwilling to qualify as borrowers under federal agency guidelines. These loans are offered pursuant to various programs, including programs which provide for reduced or no documentation for verifying a borrower's income and employment. Sub-prime loans present a higher level of risk of delinquency or default than loans made to more creditworthy borrowers, and may not be as saleable as loans which conform to the guidelines established by various federal agencies. While the Company believes that the business practices it employs enable it to reduce higher risks inherent in these loans, no assurance can be given that such practices will afford adequate protection against higher delinquencies, foreclosures or losses than anticipated, and as a result, the Company's financial condition or results of operation could be adversely affected.

               ENVIRONMENTAL RISKS OF LOAN ACQUISITION AND LENDING ACTIVITIES. The Company evaluates the potential for significant environmental problems prior to acquiring or originating a loan because there is a risk for any mortgage loan, particularly a multifamily residential and commercial real estate loan, that hazardous substances or other environmentally restricted substances could be discovered on the related real estate. Through foreclosure, the Company could become the owner of the real estate that secured its loan and might be required to remove such substances from the affected properties or to engage in abatement procedures at its sole cost and expense. There can be no assurance that the cost of such removal or abatement will not substantially exceed the value of the affected properties or the loans secured by such properties, that the Company would have adequate remedies against the prior owners or other responsible parties or that the Company would be able to resell the affected properties either prior to or following completion of any such removal or abatement procedures. If such environmental problems are discovered prior to foreclosure, the Company generally will not foreclose on the related loan; however, the value of such property as collateral will generally be substantially reduced, and as a result, the Company may suffer a loss upon collection of the loan.

               INVESTMENTS IN LOW-INCOME HOUSING TAX CREDIT INTERESTS. The Company invests in low-income housing tax credit interests (generally limited partnerships) in order to obtain federal income tax credits which are allocated pursuant to Section 42 of the Internal Revenue Code of 1986, as amended (the "Code"). There are many uncertainties and risks associated with an investment in low-income housing tax credit interests, including the risks involved in the construction, lease-up and operation of multi-family residential real estate, the investor's ability to earn sufficient income to utilize the tax credits resulting from such investments in accordance with the requirements of the Code and the possibility of required recapture of previously-earned tax credits. In addition, there are numerous tax risks associated with tax credits resulting from potential changes to the Code.

               INVESTMENTS IN MORTGAGE-RELATED SECURITIES. From time to time the Company invests in a variety of mortgage-related securities, such as senior, subordinate and residual interests in collateralized mortgage obligations ("CMOs"), including CMOs which have qualified as Real Estate Mortgage Investment Conduits. These investments include so-called stripped mortgage-related securities, in which interest coupons may be stripped from a mortgage security to create an interest-only strip, where the investor receives all of the interest cash flows and none of the principal, and a principal-only ("PO") strip, where the investor receives all of the principal cash flows and none of the interest. Some mortgage-related securities, such as IO strips, PO strips and residual interests, exhibit considerably more price volatility than mortgages or ordinary mortgage pass-through securities, due in part to the uncertain cash flows that result from changes in the prepayment rates of the underlying mortgages. Other mortgage-related securities, such as subordinate interests, also involve substantially more credit risk than the senior classes of the mortgage-related securities to which such interests relate and generally are not as liquid as such senior classes. The Company generally acquires subordinate and residual interests primarily in connection with the securitization of its loans, particularly single-family residential loans to non-conforming borrowers and discounted loans, and under circumstances in which it continues to service the loans which back the related securities. The Company has sought to offset the risk of changing interest rates on certain of its mortgage-related securities by selling U.S. Treasury futures contracts and through other hedging techniques, and believes that the resulting interest-rate sensitivity profile compliments the Company's overall exposure to changes in interest rates. See "--Economic Conditions" below. Although generally intended to reduce the effects of changing interest rates on the Company, investments in certain mortgage-related securities and hedging transactions could cause the Company to recognize losses depending on the terms of the instrument and the interest rate environment.

         RISK OF FUTURE ADJUSTMENTS TO ALLOWANCES FOR LOSSES

               The Company believes that it has established adequate allowances for losses for each of its loan portfolio and discounted loan portfolio in accordance with generally accepted accounting principles. Future additions to these allowances, in the form of provisions for losses on loans and discounted loans, may be necessary, however, due to changes in economic conditions, increases in loans and discounted loans and the performance of the Company's loan and discounted loan portfolios.

         In addition, the OTS, as part of its examination process, periodically reviews the Company's allowances for losses and the carrying value of its assets. As a result of OTS reviews, the Company in the past has increased its allowances for losses on loans and discounted loans and written down the carrying value of certain loans. There can be no assurance that the Company will not determine, at the request of the OTS or otherwise, to further increase its allowances for losses on loans and discounted loans or adjust the carrying value of its real estate owned or other assets. Increases in the Company's provisions for losses on loans would adversely affect the Company's results of operations.

         RISKS RELATED TO REAL ESTATE OWNED

               GENERAL. The Company's real estate owned consists almost entirely of single-family residential real estate and multi-family residential and commercial real estate acquired by foreclosure or deed-in-lieu thereof on loans in the Company's discounted loan portfolio. Generally, real estate owned properties are non-earning assets, although multi-family residential and commercial real estate owned may provide some operating income to the Company depending on the circumstances. Such operating income may be affected by problems experienced by lessees, which may weaken their financial condition and result in failure to make rental payments when due. At any time, a lessee of the Company's properties may seek the protection of bankruptcy laws, which could result in rejection and termination of the lessee's lease and thereby cause a reduction in cash flow available for distribution to the Company. Moreover, the value of real estate can be significantly affected by adverse changes in national or local economic conditions, competition from other properties offering the same or similar services, changes in interest rates and in the availability, cost and terms of mortgage funds, acts of nature, including earthquakes, hurricanes and other natural disasters, and other factors which are beyond the control of the Company. These factors may require the establishment of provisions for losses to ensure that real estate owned properties are carried at the lower of cost or fair value, less estimated costs to dispose of the properties, which may adversely affect operations. Real estate owned also requires increased allocation of resources and expense to the management and work out of the asset, property taxes and compliance with respect to environmental laws and the Americans with Disabilities Act of 1990, which can also adversely affect operations. There can be no assurance that the amount of the Company's real estate owned will not increase in the future as a result of the Company's discounted loan acquisition and resolution activities and the Company's single-family residential, multi-family residential, commercial real estate and construction lending activities.

               ENVIRONMENTAL RISKS. Operating costs and the value of real property may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of future legislation. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Therefore, an environmental liability could have a material adverse effect on the underlying value of a real property, and the revenue therefrom. Although the Company believes that its pre-acquisition due diligence identified all material environmental concerns which relate to its current investments in real estate and accurately assessed the costs and liabilities to be concurred by it in this regard, there can be no assurance that such investments will not raise material unanticipated environmental concern or costs in the future.

         RISKS ASSOCIATED WITH ACQUISITIONS AND DIVESTITURES

               Acquiring businesses and assets has been and may continue to be an important focus of the Company's strategic efforts. Any acquisitions could vary in size and may include those that are large relative to the Company. There can be no assurance that suitable acquisition candidates can be identified, that financing for such acquisitions would be available on satisfactory terms, that the Company would be able to accomplish its strategic objectives as a result of any such acquisitions, that any business or assets acquired by the Company would be integrated successfully or that integration of acquired businesses would not divert management resources or otherwise have a material adverse effect on the Company's business, financial condition or results of operations. The Company is continually evaluating possible acquisitions and engages in discussions with acquisition candidates from time to time.

               In addition, in the event that the Company chooses to divest any business or sell any asset in the future, there can be no assurance that a suitable purchaser could be identified, that the Company would be able to accomplish its strategic objectives as a result of any such sale, that any proposed asset or business sold by the Company would be completed or that the separation of any such asset or business from the Company would not diminish management resources or otherwise have a material adverse effect on the Company's business, financial condition or results of operations.

         ABILITY TO MANAGE GROWTH

               The Company has grown rapidly in the past and may continue to grow rapidly in the future. If so, continued growth can be expected to place a significant strain on the Company's management operations, employees and resources. The Company's ability to support, manage and control continued growth is dependent upon, among other things, its ability to hire, train, supervise and manage its workforce and to continue to develop the skills necessary for the Company to compete successfully. There can be no assurance that the Company will be able to manage effectively its expanding operations or achieve growth as planned on a timely or profitable basis. If the Company is unable to manage growth effectively, its business, results of operations or financial condition could be materially adversely affected.

         RISKS ASSOCIATED WITH PARTNERING

               On July 28, 1998,  the Company  announced  that it has engaged an investment bank to identify potential business partners who can enable the Company to expand its franchise both domestically and internationally. Any transaction resulting therefrom could take on many different forms, including a merger. No assurance can be given that the Company will identify a business partner and transaction that will satisfy its objectives or, if so identified, that such objectives will be achieved.

         INTERNATIONAL OPERATIONS

               The Company conducts business in the United States and the United Kingdom and may explore opportunities outside of these markets. The Company's U.K. operations are subject to most of the same risks associated with its U.S. operations, as well as additional risks, such as unexpected changes in U.K. and European regulatory requirements, difficulties in managing international operations, potentially adverse tax consequences, enhanced accounting and control expenses and the burden of complying with foreign laws. Changes in foreign currency exchange rates may also affect the value of the Company's U.K. assets and the gains realized from the sale of such assets. Although the Company implements hedging strategies to limit the effects of currency exchange rate fluctuations on the Company's results of operations, currency hedging strategies, like those for interest rates, may not perform their intended purpose. See "--Economic Conditions". There can be no assurance that such factors will not have a material adverse effect on the Company's business, results of operations or financial condition. In addition, the Company's management has only limited international experience outside of the U.S. and the U.K, which could limit the Company's ability to capitalize on investment opportunities that may arise elsewhere.

         REGULATION AND REGULATORY CAPITAL REQUIREMENTS

               Both the Company, as a savings and loan holding company, and the Bank, as a federally-chartered savings institution, are subject to significant governmental supervision and regulation, which is intended primarily for the protection of depositors. Statutes and regulations affecting the Company and the Bank may be changed at any time, and the interpretation of these statutes and regulations by examining authorities also is subject to change. There can be no assurance that future changes in applicable statutes and regulations or in their interpretation will not adversely affect the business of the Company. The applicable regulatory authorities may, as a result of such regulation and examination, impose regulatory sanctions upon the Company or the Bank, as applicable, as well as various requirements or restrictions which could adversely affect their business activities.

         A substantial portion of the Bank's operations involves businesses that are not traditionally conducted by savings institutions and, as a result, there can be no assurance that future actions by applicable regulatory authorities, or future changes in applicable statutes or regulations, will not limit or otherwise adversely affect the Bank's ability to engage in such activities.

               Following an examination of the Bank in late 1996 and early 1997, the staff of the Office of Thrift Supervision (the "OTS") expressed concern about many of the Bank's non-traditional operations (which are discussed under "--Risks Related to Non-Traditional Operating Activities" above) and the adequacy of the Bank's capital in light of the Bank's lending and investment strategies. As a result of such examination, the Bank committed to the OTS to maintain, commencing on June 30, 1997, regulatory capital ratios which significantly exceed the requirements which are generally applicable to federally-chartered savings institutions such as the Bank. Specifically, the Bank has committed to the OTS to maintain a core capital (leverage) ratio and a total risk-based capital ratio of at least 9% and 13%, respectively (the requirements of general applicability are 3% and 8%, respectively). At December 31, 1998, the Bank's core capital, Tier 1 risk-based capital and total risk-based capital ratios amounted to 9.07%, 11.71% and 17.26%, respectively. Based on discussions with the OTS, the Bank believes that this commitment does not affect its status as a "well-capitalized" institution, assuming the Bank's continued compliance with the regulatory capital requirements that it committed to maintain. Under applicable laws and regulations, an institution is considered to be "well-capitalized" if it maintains a total risk-based capital ratio of 10.0% or more, a Tier 1 risk-based capital ratio of 6.0% or more and a core capital (leverage) ratio of 5.0% or more and is not subject to a written agreement, order or directive issued by an appropriate agency to meet and maintain a specific capital level for any capital measure.

               There can be no assurance that in the future the OTS either will agree to a decrease in the 9% core capital (leverage) ratio and the 13% total risk-based capital ratio committed to be maintained by the Bank or will not seek an increase in such requirements. Unless and until these regulatory capital requirements are decreased, the Bank's ability to leverage its capital through future growth in assets (including its ability to continue growing at historical rates) will be adversely affected, as will the Company's ability to receive dividends from the Bank, which are a primary source of payments on outstanding indebtedness and other expenses of the Company. Although the Company and its non-banking subsidiaries will not be restricted in their growth by these capital requirements, because they do not have access to the Bank's funding sources, their profitability may be different from the Bank's for particular types of businesses. In addition, there can be no assurance that the Bank will continue to meet the regulatory capital requirements that it has committed to maintain or that the OTS will not formally impose such requirements pursuant to a written agreement, order or directive, which would cause the Bank to cease to be a "well-capitalized" institution under applicable laws and regulations. In the event that the Bank ceased to be a "well-capitalized" institution, the Bank would be prohibited from accepting, renewing or rolling over its brokered and other wholesale deposits, which are its principal source of funding, without the prior approval of the FDIC, and the Bank could become subject to other regulatory restrictions on its operations.

         ECONOMIC CONDITIONS

               GENERAL. The success of the Company is dependent to a certain extent upon the general economic conditions in the geographic areas in which it conducts substantial business activities. Adverse changes in national economic conditions or in the economic conditions of regions in which the Company conducts substantial business likely would impair the ability of the Company to collect on outstanding loans or dispose of real estate owned and would otherwise have an adverse effect on its business, including the demand for new loans, the ability of customers to repay loans and the value of both the collateral pledged to the Company to secure its loans and its real estate owned. Moreover, earthquakes and other natural disasters could have similar effects. Although such disasters have not significantly adversely affected the Company to date, the availability of insurance for such disasters in California, in which the Company conducts substantial business activities, is severely limited. Moreover, changes in building codes and ordinances, environmental considerations and other factors also might render infeasible the use of insurance proceeds to replace damaged or destroyed property. Under such circumstances, the insurance proceeds received by a borrower or the Company might not be adequate to restore the Company's economic position with respect to the affected collateral or real estate.

               EFFECTS OF CHANGES IN INTEREST RATES. The Company's operating results depend to a large extent on its net interest income, which is the difference between the interest income earned on interest-earning assets and the interest expense incurred in connection with its interest-bearing liabilities. Changes in the general level of interest rates can affect the Company's net interest income by affecting the spread between the Company's return on interest-earning assets and the Company's cost of interest-bearing liabilities, as well as, among other things, the ability of the Company to originate loans; the value of the Company's interest-earning assets and its ability to realize gains from the sale of such assets; the average life of the Company's interest-earning assets; the value of the Company's mortgage servicing rights; and the Company's ability to obtain deposits in competition with other available investment alternatives. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the control of the Company. Although management believes that the maturities of the Company's assets are well balanced in relation to its liabilities (which involves various estimates and assumptions, including as to how changes in the general level of interest rates will impact its assets and liabilities), there can be no assurance that the profitability of the Company would not be adversely affected during any period of changing interest rates.

               POTENTIAL ADVERSE EFFECTS OF HEDGING STRATEGIES. The Company may utilize a variety of financial instruments, including interest rate swaps, caps, floors and other interest rate exchange contracts, in order to limit the effects of interest rates on its operations. Among the risks inherent with respect to the purchase and/or sale of such derivative instruments are (i) interest rate risk, which consists of the risks relating to fluctuating interest rates; (ii) basis risk, which consists of the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge costs;
         (iii) credit or default risk, which consists of the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder; (iv) prepayment risk, which consists of reinvestment risk to the extent the Company is not able to reinvest repayments, if any, at a yield which is comparable to the yield being generated on the particular security; (v) liquidity risk, which consists of the risk that the Company may not be able to sell a particular security at a particular price; (vi) legal enforceability risk, which consists of the risks related to the Company's ability to enforce the terms of a particular instrument or to obtain or collect upon a legal judgment in the United States in the event that the counterparty to the transaction is a foreign entity or the underlying collateral is located in a foreign jurisdiction; and (vii) volatility risk, which consists of the risk that actual volatility (i.e., the degree of uncertainty relating to the price of the underlying asset) differs from the historical volatility or "implied" volatility of the instrument.

         RISKS RELATED TO RELIANCE ON BROKERED AND OTHER WHOLESALE DEPOSITS

               The Company currently utilizes as its principal source of funds certificates of deposit obtained through national investment banking firms which obtain funds from their customers for deposit with the Company ("brokered deposits") and, to a lesser extent, certificates of deposit obtained from customers of regional and local investment banking firms and direct solicitation efforts by the Company of institutional investors and high net worth individuals. The Company believes that the effective cost of brokered and other wholesale deposits, as well as other non-branch dependent sources of funds, such as securities sold under agreements to repurchase ("reverse repurchase agreements") and advances from the Federal Home Loan Board ("FHLB") of New York, generally is more attractive to the Company than deposits obtained through branch offices after the general and administrative costs associated with operating a branch office network are taken into account. However, such funding sources, when compared to retail deposits attracted through a branch network, are generally more sensitive to changes in interest rates and volatility in the capital markets and their availability and terms are more likely to be subject to competitive pressures. In addition, such funding sources may be more sensitive to significant changes in the financial condition of the Company. There are also regulatory limitations on an insured institution's ability to solicit and obtain brokered deposits in certain circumstances, which currently are not applicable to the Bank because of its status as a "well capitalized" institution under applicable laws and regulations. See "--Regulation and Regulatory Capital Requirements" above. As a result of the Company's reliance on brokered and other wholesale deposits, significant changes in prevailing interest rates, in the availability of alternative investments for individual and institutional investors or in the Company's financial condition, among other factors, could have a much more significant effect on the Company's liquidity and results of operations than might be the case with an institution that attracted a greater portion of its funds from retail or core deposits obtained through a branch network.

         RISKS ASSOCIATED WITH CURRENT SOURCES OF LIQUIDITY AND ADDITIONAL FINANCING FOR GROWTH

               CURRENT SOURCES OF LIQUIDITY. The Company's primary sources of funds for liquidity consist of deposits, FHLB advances, reverse repurchase agreements, lines of credit and maturities and principal payments on loans and securities and proceeds from sales thereof. An additional significant source of asset liquidity stems from the Company's ability to securitize assets such as discount loans and sub-prime loans. The Company believes that its existing sources of liquidity will be adequate to fund planned activities for the foreseeable future, although there can be no assurances in this regard. Moreover, the Company continues to evaluate other sources of liquidity, such as lines of credit from unaffiliated parties, which will enhance the Company's ability to increase its liquidity position. The inability of the Company to maintain adequate sources of liquidity, including as a result of the failure to extend or replace existing lines of credit or as a result of the factors described under "--Risks Related to Reliance on Brokered and Other Wholesale Deposits" above or "Risks of Securitization" below, could have a material adverse effect on the Company's business, financial condition or results of operations.

               ADDITIONAL FINANCING FOR GROWTH. The Company's ability to enter into certain business lines as opportunities emerge depends to a significant degree on its ability to obtain additional indebtedness, obtain additional equity capital or have access to other sources of capital (e.g., through partnering, joint venturing or other economic or contractual relationships). The Company has no commitments for borrowings in addition to those under its current debt securities and lines of credit, no commitments for future sales of equity capital and no commitments to provide access to other sources of capital. There can be no assurance that the Company will be successful in consummating future financing transactions, if any, on terms satisfactory to the Company, if at all. Factors which could affect the Company's access to the capital markets or other economic or contractual relationships, or the conditions under which the Company could obtain additional financing, involve the perception in the capital markets and the financial services industry of the Company's business, results of operations, leverage, financial condition and business prospects. Each of these factors is to a large extent subject to economic, financial and competitive factors beyond the Company's control. In addition, covenants under the Company's current debt securities and lines of credit do, and future ones may, significantly restrict the Company's ability to incur additional indebtedness, to issue Preferred Stock and to enter into certain other contractual relationships.

         RISKS ASSOCIATED WITH HOLDING COMPANY STRUCTURE

               As a holding company, the ability of the Company to pay dividends, to pay indebtedness and to conduct its financial operating activities directly or in non-banking subsidiaries will depend significantly on the receipt of dividends or other distributions from the Bank, as well as any cash reserves and other liquid assets held by the Company, any proceeds from securities offerings or other borrowings and any dividends from non-banking subsidiaries of the Company. The ability of the Bank to pay dividends or make other distributions to the Company generally is dependent on the Bank's compliance with applicable regulatory capital requirements and regulatory restrictions.

               The Bank's ability to make capital distributions as a Tier 1 association pursuant to the OTS capital distribution regulation are limited by the regulatory capital levels which it has committed to the OTS it would maintain, commencing on June 30, 1997. As a result of an agreement between the Bank and the OTS to dividend subordinate and residual mortgage-related securities resulting from securitization activities conducted by the Bank, which had an aggregate carrying value of $13.9 million at December 31, 1998, the Bank may be limited in its ability to pay cash dividends to the Company.

               In addition to the foregoing limitations, there are certain contractual restrictions on the Bank's ability to pay dividends set forth in the Indenture, dated as of June 12, 1995, between the Bank and the Bank of New York, as trustee, relating to the Bank's issuance in June 1995 of $100 million of 12% Subordinated Debentures due 2005, and there are certain contractual restrictions on the ability of the Company and the Bank to pay dividends set forth in the Indenture, dated as of September 30, 1996, between the Company and Bank One, Columbus, NA, as trustee, relating to the Company's issuance in September 1996 of $125 million of 11.875% Notes due 2003, as well as in the Indenture, dated as of August 12, 1997, between the Company and The Chase Manhattan Bank, as trustee, relating to the Company's issuance in August 1997 of $125 million of 10.875% Junior Subordinated Debentures due 2027. In addition, the right of the Company to participate in any distribution of assets of any subsidiary, including the Bank, upon such subsidiary's liquidation or reorganization or otherwise, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any claims of the Company as a creditor of such subsidiary may be recognized as such.

         RISKS OF SECURITIZATION

               The Company has historically generated a significant amount of revenues, earnings and cash flows from its pooling and selling through securitizations of mortgages and other loans originated or purchased by the Company. Adverse changes in the secondary market for such loans could impair the Company's ability to originate or sell mortgages and other loans on a favorable or timely basis. Accordingly, such impairments could have an adverse effect upon the Company's business and results of operations. Market and other considerations, including rating agency requirements, could also affect the timing of such transactions. Any delay in the sale of loans beyond the reporting period in which such sale is anticipated to take place would delay any expected gains and adversely affect the Company's reported earnings for such reporting period. In addition, the Company retains some degree of credit risk on substantially all loans sold. During the period of time that loans are held pending sale, the Company is at risk for loan delinquencies and defaults and the risk that the rapid increase in interest rates would result in a decline in the value of loans to potential purchasers. Following the sale of loans through a securitization, the Company's direct risk with respect to loan delinquency or default on such loan is limited to those circumstances in which it is required to repurchase such loan due to a breach of a representation or warranty in connection with the securitization.

         COMPETITION

               The businesses in which the Company is engaged generally are highly competitive. The acquisition of discounted loans is particularly competitive, as acquisitions of such loans are often based on competitive bidding. The Company also encounters significant competition in connection with its other lending activities, its investment activities, its deposit-gathering activities and its servicing activities. Many of the Company's competitors are significantly larger than the Company and have access to greater capital and other resources. In addition, many of the Company's competitors are not subject to the same extensive federal regulation that govern federally-insured institutions such as the Bank and their holding companies. As a result, many of the Company's competitors have advantages over the Company in conducting certain businesses and providing certain services.

         POTENTIAL CONFLICTS OF INTEREST INVOLVING  OCWEN ASSET INVESTMENT CORP.

               The Company will be subject to various potential conflicts of interest arising from the relationship between Ocwen Asset Investment Corp. ("OAC"), a real estate investment trust that specializes in investments in real estate and real estate-related assets in which the Company also may invest, directly or indirectly, through the Bank, and the Company and Ocwen Capital Corporation ("OCC"), a wholly-owned subsidiary of the Company that manages OAC. Historically, OAC has invested primarily in (i) subordinate and residual interests in commercial and residential mortgage-backed securities; (ii) distressed commercial and multi-family residential real estate, including properties acquired by a mortgage lender by foreclosure or by deed-in-lieu thereof and underperforming or otherwise distressed real property (collectively, "Distressed Real Estate"); and (iii) single-family residential loans, multi-family residential loans and commercial real estate loans, including in each case loans that are current in accordance with their terms or are non-performing or underperforming. The Company does not intend to invest in subordinate classes of mortgage-related securities which are not created in connection with its securitization activities or Distressed Real Estate and, as a result, the Company, the Bank and OCC generally have agreed to give OAC an exclusive right to purchase such subordinated classes of mortgage-related securities and Distressed Real Estate. Both the Company and OAC may engage in the acquisition and resolution of mortgage loans, including non-performing and underperforming mortgage loans, and from time to time each such entity also may invest in various non-subordinated classes of mortgage-related securities. In this regard, OCC, which, in addition to managing OAC, conducts the large multi-family residential and commercial real estate lending activities of the Company, has in the past acquired loans for OAC (in order to enable OAC to leverage the proceeds from its initial public offering ) rather than for the Company. As a result of the similarity of the Company's and OAC's strategies to invest in certain assets, there can be no assurance that investment opportunities which previously would have been taken by the Company will not be allocated to OAC. In addition, from time to time the Company may sell loans, securities and real estate owned to OAC, which also would involve potential conflicts of interest. Although the Company and OAC have established certain policies and procedures in order to ensure that sales and other transactions between the Company, the Bank and/or OCC, on the one hand, and OAC, on the other hand (including, without limitation, the base compensation to be paid to OCC by OAC for managing its day-to-day operations), are conducted on an arms'-length basis on substantially the same terms as would be present in transactions with unaffiliated parties, there can be no assurance that such procedures will be sufficient in all situations to solve potential conflicts of interest.

         IMPORTANCE OF THE CHIEF EXECUTIVE OFFICER

               William C. Erbey, Chairman and Chief Executive Officer of the Company, has had, and will continue to have, a significant role in the development and management of the Company's business. The loss of his services could have an adverse effect on the Company. The Company and Mr. Erbey are not parties to an employment agreement, and the Company currently does not maintain key man life insurance relating to Mr. Erbey or any of its other officers.

         CONTROL OF CURRENT STOCKHOLDERS

               As of March 15, 1999, the Company's directors and executive officers and their affiliates in the aggregate beneficially owned or controlled 51.9% of the outstanding Common Stock of the Company, including 32.0% owned or controlled by William C. Erbey, Chairman and Chief Executive Officer of the Company, and 15.4% owned or controlled by Barry N. Wish, currently a director and formerly the Chairman of the Company. As a result, these shareholders, acting together, would be able effectively to control virtually all matters requiring approval by the shareholders of the Company, including amendment of the Company's Articles of Incorporation, the approval of mergers or similar transactions and the election of all directors.

         SOFTWARE PRODUCT DEVELOPMENT; TECHNOLOGICAL CHANGE

               The Company's wholly-owned subsidiary, Ocwen Technology Xchange, Inc. ("OTX"), licenses the Company's mortgage loan servicing resolution and work flow technology to third parties in the mortgage and real estate industries. The products offered by OTX have resulted from the enhancement of software products acquired through the Company's purchases of Amos, Inc., a developer of mortgage loan servicing software, and DTS Communication, Inc., a real estate technology company, with the Company's own proprietary technology. While the Company believes it has developed products attractive to the mortgage and real estate industries, the computer software industry is subject to rapid technological change, changing customer requirements, frequent new product introductions and evolving industry standards that may render existing products and services obsolete.

         There can be no assurance that OTX will not experience future difficulties that could delay or prevent the successful development, introduction and marketing of its products, or that its products and product enhancements will meet the requirements of the marketplace and achieve market acceptance. If OTX is unable to develop and introduce products of marketable quality in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition could be adversely affected.

         DEPENDENCE ON PROPRIETARY INFORMATION

               The Company's success is in part dependent upon its proprietary information and technology. The Company relies on a combination of copyright, trade secret and contract protection to establish and protect its proprietary rights in its products and technology. The Company generally enters into confidentiality agreements with its management and technical staff and limits access to and distribution of its proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary rights or information or independent third party development of substantially similar products and technology. Although the Company believes that its products and technology do not infringe any proprietary rights of others, the growing use of copyrights and patents to protect proprietary rights has increased the risk that third parties will increasingly assert claims of infringement in the future.

         YEAR 2000 DATE CONVERSION


               The Company is in the process of establishing the readiness of its computer systems and applications for the year 2000 with the objective of having no effect on customers or disruption to business operations. The Company has established a project plan to achieve year 2000 readiness of its mission critical and non-mission critical systems, including hardware infrastructure and software applications. During 1998, the Company substantially completed the systems identification and evaluation phases of the project as well as remediation and validation of its mission critical systems. During 1999, the Company is focusing on any remaining validation tasks, including remediation and validation of its non-mission critical systems and end-to-end testing with third parties.

               Because the Company has validated the year 2000 readiness of its mission critical systems and has developed business continuity plans to accommodate unforeseen disruptions, the Company believes that its most reasonably likely worst case year 2000 scenarios are characterized by potential failures of non-critical vendor or customer computer systems or end-to-end disruptions involving as yet unidentified, and hence untested, third-party systems and records stored on those systems. The Company could experience disruptions across all business segments as a result of year 2000 systems failures at government agencies, utilities, telecommunications providers, couriers and financial services vendors, among others. Concerning specific Company business functions, data acquired from third-parties might contain year 2000 incompatible components, which could impact the timeliness of third-party loan servicing functions such as payment processing or loan resolution. In addition, loans acquired by the Company could experience increased borrower or tenant defaults stemming from year 2000 related business shortfalls, dislocations or delays. Such risks could also impact the value of the Company's portfolio of mortgage-backed securities, as these are dependent upon the underlying pool of mortgage loans. There can be no assurance that such risks, if realized individually or collectively, would not have a material adverse effect on the Company's business, results of operations or financial condition.


                                       10